VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Attention:    Martin James, Senior Assistant Chief Accountant
David Burton

Re:    Kopin Corporation
Form 10-K for the Fiscal Year Ended December 29, 2018
Filed March 14, 2019
Form 10-Q for the Quarterly Period Ended June 29, 2019
Filed August 8, 2019
File No. 000-19882

Gentlemen:

This letter is submitted on behalf of Kopin Corporation (the "Company" or "Kopin") in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") as set forth in your letter to Richard Sneider dated September 5, 2019 with respect to the Company's Form 10-K for the fiscal year ended December 29, 2018 and the Company's Form 10-Q for the quarterly period ended June 29, 2019 (the "Comment Letter"). For reference purposes, the text of your letter has been reproduced herein with responses below each numbered comment.

Form 10-K for Fiscal Year Ended December 29, 2018

Report of Independent Registered Public Accounting Firm, page 38

1.
The first paragraph of your auditors' report does not indicate that the consolidated balance sheet as of December 30, 2017 was audited even though in the same paragraph your auditors also opine on your financial position as of that date. Please amend your Form 10-K to include a report from your auditors that correctly identifies the date of each balance sheet audited. Refer to paragraph .08 of AS 3101.

Response 1:

In response to the Staff's comment, the Company will file a Form 10-K/A to include an auditor's report indicating that the consolidated balance sheet as of December 30, 2017 was also audited.

Consolidated Statements of Stockholders' Equity, page 42

2.
Please describe to us the circumstances surrounding the distributions to the noncontrolling interest holder in 2017 and 2018. Tell us why, while both amounts are shown as outgoing cash flows from financing activities on page 43, on this statement the distribution in 2017 is shown as a reduction of the noncontrolling interest and the 2018 distribution is presented as an increase to the noncontrolling interest.

Response 2:

In 2018 the Company liquidated its Korean subsidiary, Kowon. At the time of liquidation the Company owned approximately 93% of the equity of Kowon. The liquidation event was triggered in 2018 by the decision of the Company to not reinvest the net assets generated from Kowon in Korea.

Although the Company paid the proper amounts to the noncontrolling interest holder in 2017 and 2018 based on its ownership percentage, in considering the response to the Staff’s question in comment 2, we have determined that the Company’s financial statements were incorrect because of two prior period errors impacting the amounts previously reported as noncontrolling interest as well as two errors made when recording the effects of the 2018 liquidation.

(1)
The noncontrolling interest amount shown in the Company’s consolidated financial statements as of December 26, 2015 was understated by $1.2 million because the Company improperly calculated the noncontrolling interest amount of Kowon when the Company made equity investments in years prior to 2015. The calculation error only applied to common stock and additional paid-in capital of the subsidiary and not to the amount of operating results which were correctly apportioned between the Company and noncontrolling interest.

(2)
In 2016, upon recognition of a gain on the sale of Kowon's assets the Company improperly calculated the allocation of the gain on the disposal to the noncontrolling interest. The Company did not properly allocate the portion of the gain attributable to the noncontrolling interest in the amount of $0.1 million. Had the Company done so, the net operating results allocated to noncontrolling interest would have been $0.1 million higher and the amount allocated to the Company would have been $0.1 million lower in the 2016 Consolidated Statement of Operations.

(3)
In 2018, when the Company liquidated Kowon, it was carrying approximately $1.7 million in cumulative translation adjustments ("CTA") related to Kowon's net assets. Approximately $0.4 million of CTA was correctly reclassified into earnings in accordance with ASC 830-30, however, the remaining $1.3 million was incorrectly reclassified directly to noncontrolling interest to offset cumulative understatement in noncontrolling interest that resulted from the prior period errors noted above. This caused the net loss in the 2018 Consolidated Statement of Operations to be overstated by $1.3 million.

(4)
In addition, in connection with the liquidation of Kowon, the Company understated its distribution to the noncontrolling interest holder in the 2018 Consolidated Statement of Cash Flows by less than $0.1 million.

In considering the errors above, Kopin has concluded that its presentation of noncontrolling interest in its financial statements for the periods prior to the liquidation of Kowon was understated by approximately $1.3 million and the fiscal year 2018 Consolidated Statement of Operations reported a net loss that was overstated by approximately $1.3 million. Management has evaluated these errors within the context of SEC Staff Accounting Bulletin No. 99, Materiality ("SAB 99") and Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements ("SAB 108"). Management has assessed, using both quantitative and qualitative factors, the impact of these errors on the previously reported financial statements. Based on the analysis below, management has concluded that these errors are not material to the consolidated financial statements taken as a whole for any balance sheets, statements of operations, statements of comprehensive loss, statements of stockholders' equity or statements of cash flows presented in the Company’s 2018 annual report on Form 10-K.

In addition, management, including the Chief Executive Officer and Chief Financial Officer, took steps to re-evaluate the Company’s internal control over financial reporting in light of the errors identified above. Management concluded that the Company’s control over the accounting and reporting for non-routine transactions was not operating effectively as of December 29, 2018. Management concluded that this deficiency is a material weakness. This determination was reached after a full evaluation of this control deficiency including consideration of all errors known to relate to this deficient control as of December 29, 2018. As such, management has concluded that its internal control over financial reporting was not effective as of December 29, 2018. Consequently, the Company will revise its annual report on internal control over financial reporting in Item 9A. Controls and Procedures in an amendment on Form 10-K/A.

Notwithstanding the Company's conclusion that these errors are immaterial, because the Company intends to amend its previously filed 2018 annual report on Form 10-K in order to (1) correct the auditor's report as noted above in Response 1 and (2) revise its annual report on internal control over financial reporting, we believe it is prudent to correct these errors in our previously filed financial statements in that same amendment on Form 10-K/A. Outlined below is a summary of the materiality analysis that has been prepared by management.

Materiality Analysis

Staff Accounting Bulletin No. 99

The SEC's SAB 99 states that a matter is material if there is a "substantial likelihood that a reasonable person would consider it important" in making an investment decision. In addition, SAB 99 also states that “quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality” and that the factual context in which the user of financial statements would view the financial statement item must also be evaluated. The standard in such a situation is the fundamental materiality test set forth by the U.S. Supreme Court of whether there is “a substantial likelihood that the…fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information available” in addition to consideration of the qualitative factors set forth in SAB 99 and other Staff guidance.1

The following analysis considers both quantitative and qualitative factors in assessing materiality of the errors in the calculation of net loss, noncontrolling interest and net loss attributable to the Company on Kopin's consolidated financial statements in connection with using the corrected methodology.

Quantitative Assessment

Our quantitative review considered the impact of the errors in calculating noncontrolling interest for the period from 2015 through 2018 and for each period affected starting with the earliest period presented in our most recent annual report on Form 10-K for the fiscal year ended December 29, 2018:

2015 - earliest period presented

	As Reported December 26, 2015	Prior Period Adjustments	As Revised December 26, 2015	Effect of Adjustments as % of Revised Balances
Common Stock	$760,797	$—	$760,797	—%
Additional paid-in capital	326,558,527	(1,201,482)	325,357,045	(0.4)%
Treasury Stock	(42,741,551)	—	(42,741,551)	—%
Accumulated other comprehensive income	771,774	—	771,774	—%
Accumulated deficit	(190,608,671)	—	(190,608,671)	—%
Total Kopin Corporation stockholders' equity	94,740,876	(1,201,482)	93,539,394	(1.3)%
Noncontrolling interest	(256,096)	1,201,482	945,386	(469.2)%
Total stockholders' equity	$94,484,780	$—	$94,484,780	—%

___________________________

1 TSC Industries v. Northway, Inc., 426 U.S. 438, 449 (1976).

2016:

	As Reported December 31, 2016	Prior Period Adjustments	Adjustments	As Revised December 31, 2016	Effect of Adjustments as % of Revised Balances
Common Stock	$766,409	$—	$—	$766,409	—%
Additional paid-in capital	328,524,644	(1,201,482)	—	327,323,162	(0.4)%
Treasury Stock	(42,741,551)	—	—	(42,741,551)	—%
Accumulated other comprehensive income	1,570,971	—	—	1,570,971	—%
Accumulated deficit	(214,042,787)	—	(134,601)	(214,177,388)	0.1%
Total Kopin Corporation stockholders' equity	74,077,686	(1,201,482)	(134,601)	72,741,603	(1.8)%
Noncontrolling interest	141,957	1,201,482	134,601	1,478,040	941.2%
Total stockholders' equity	$74,219,643	$—	$—	$74,219,643	—%

2017:

	As Reported December 30, 2017	Prior Period Adjustments	As Revised December 30, 2017	Effect of Adjustments as % of Revised Balances
Common Stock	$775,720	$—	$775,720	—%
Additional paid-in capital	331,119,340	(1,201,482)	329,917,858	(0.4)%
Treasury Stock	(17,238,669)	—	(17,238,669)	—%
Accumulated other comprehensive income	3,564,779	—	3,564,779	—%
Accumulated deficit	(240,121,901)	(134,601)	(240,256,502)	0.1%
Total Kopin Corporation stockholders' equity	78,099,269	(1,336,083)	76,763,186	(1.7)%
Noncontrolling interest	(719,422)	1,336,083	616,661	(185.7)%
Total stockholders' equity	$77,379,847	$—	$77,379,847	—%

2018:

	As Reported December 29, 2018	Prior Period Adjustments	Adjustments	As Revised December 29, 2018	Effect of Adjustments as % of Revised Balances
Common Stock	$785,220	$—	$—	$785,220	—%
Additional paid-in capital	335,692,879	(1,201,482)	—	334,491,397	(0.4)%
Treasury Stock	(17,238,669)	—	—	(17,238,669)	—%
Accumulated other comprehensive income	1,554,587	—	—	1,554,587	—%
Accumulated deficit	(272,932,143)	(134,601)	1,336,083	$(271,730,661)	(0.4)%
Total Kopin Corporation stockholders' equity	47,861,874	(1,336,083)	1,336,083	47,861,874	—%
Noncontrolling interest	(149,053)	1,336,083	(1,336,083)	(149,053)	—%
Total stockholders' equity	$47,712,821	$—	$—	$47,712,821	—%

Our quantitative review considered the impact of the errors in calculating net loss and net loss attributable to Kopin Corporation for the years affected:

For the fiscal year ended December 31, 2016:

Fiscal year ended	As Reported 2016	Adjustments	As Revised 2016	Effect of Adjustments as % of Revised Balances
Net loss	$(23,031,145)	$—	$(23,031,145)	—%
Net (income) loss attributable to the noncontrolling interest	(402,971)	(134,601)	(537,572)	33.4%
Net loss attributable to Kopin Corporation	$(23,434,116)	$(134,601)	$(23,568,717)	0.6%

Net loss per share:
Basic and diluted	$(0.37)	$—	$(0.37)	—%
Weighted average number of common shares outstanding
Basic and diluted	64,045,675		64,045,675	—%

For the fiscal year ended December 29, 2018:

Fiscal year ended	As Reported 2018	Adjustments	As Revised 2018	Effect of Adjustments as % of Revised Balances
Foreign currency transaction (loss) gains	$(166,829)	$1,336,083	$1,169,254	(800.9)%

Net loss	(35,818,575)	1,336,083	(34,482,492)	(3.7)%
Net (income) loss attributable to the noncontrolling interest	(51,050)	—	(51,050)	—%
Net loss attributable to Kopin Corporation	$(35,869,625)	$1,336,083	$(34,533,542)	(3.7)%

Net loss per share:
Basic and diluted	$(0.49)	$0.02	$(0.47)	(4.1)%
Weighted average number of common shares outstanding
Basic and diluted	73,156,545		73,156,545	—%

Quantitative Conclusion

There was no impact to the Company's total stockholder's equity for the years ended December 29, 2018, December 30, 2017, December 31, 2016 and December 26, 2015. In the fiscal year ended December 31, 2016, there was a $0.1 million or 0.6% increase to net loss attributable to Kopin. There was no impact to the net loss per basic and diluted share for the fiscal year ended December 31, 2016. In the fiscal year ended December 29, 2018, there was a $1.3 million or 3.7% decrease in net loss attributable to Kopin and net loss per basic and diluted share decreased by $0.02 or 4.1%. Based on management's review of the impact to the consolidated balance sheets and consolidated statements of operations, there are no significant changes in trends from the immaterial adjustments.

Based on SAB 99 and SAB 108 guidance, the Company concluded that these errors are not quantitatively material to the reported consolidated financial statements in any of the three years in the period ended December 29, 2018.

Qualitative Analysis

Management also analyzed the impact of these errors from a qualitative perspective. In doing so management considered both the overall qualitative criteria listed in SAB 99 and additional specific qualitative factors directly applicable to the impact of these errors for users of its financial statements. With respect to the overall qualitative criteria listed in SAB 99, management concluded the following:

•	the errors did not have any impact on, nor mask a change in, our earnings trends in any historical period impacted;

•	the errors did not change a loss into income or vice versa;

•	the errors did not have any impact on compliance with any regulatory requirements;

•	the errors did not affect compliance with debt covenants or any other contractual requirements;

•	the errors did not have the effect of increasing management’s compensation by satisfying any requirements for the award of any form of base or incentive compensation; and

•	the errors did not involve the concealment of an unlawful transaction.

In addition, management considered the following specific qualitative factors:

•
The meaningful financial measures to the users of Kopin's financial statements for the periods prior to and subsequent to the periods noted above, which include revenue, loss from operations, cash flows used in operating activities and liquidity, were not impacted by the errors; and

•	The errors would not hide a failure to meet analysts' consensus expectations.

As noted in SAB 99, this list is not exhaustive. Among other factors, "the demonstrated volatility of the price of a registrant's securities in response to certain types of disclosures may provide guidance as to whether investors regard quantitatively small misstatements as material." Also, the immaterial misstatement had no impact on the Company's operations, liquidity or cash flows. As previously noted above, the immaterial misstatement on the Company's financial statements is minimal and the Company's users of financial statements typically review revenue, loss from operations, cash flows used in operating activities and liquidity. In management's view, there are no other factors that could lead to a conclusion that these errors are qualitatively material.

Qualitative Conclusion

As detailed above, management did not identify any qualitative factors that would alter the conclusion reached when evaluating the quantitative considerations.

Overall Conclusion

When viewed in the context of all of the relevant quantitative and qualitative factors, management believes the impact of these errors to Kopin's consolidated balance sheets for the fiscal years ended December 29, 2018 and December 30, 2017, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows, for each of the three years in the period ended December 29, 2018 is immaterial. The judgment of a reasonable investor relying upon Kopin's consolidated financial statements would not be changed or influenced by correcting the reported net loss or noncontrolling interest for the relevant periods. Accordingly, we do not believe it is necessary to withdraw reliance on our previously filed consolidated financial statements or auditor’s report thereon.

As indicated above, because the Company intends to amend its previously filed 2018 annual report on Form 10-K in order to (1) correct the auditor's report as noted above in Response 1 and (2) revise its annual report on internal control over financial reporting, we believe it is prudent to process an immaterial restatement to correct these errors in our previously filed financial statements in that same amendment on Form 10-K/A.

Proposed Disclosure for the Form 10-K/A

Subsequent to filing its 2018 annual report on Form 10-K, the Company identified that its consolidated financial statements were incorrect because of certain errors impacting noncontrolling interest in connection with its Korean subsidiary Kowon. Accordingly, the accompanying consolidated financial statements as of December 29, 2018 and for the three years in the period ended December 29, 2018, have been revised to correct these errors. A summary of these errors and their impact on the consolidated financial statements are as follows:

1.
The Company improperly calculated the noncontrolling interest amount of Kowon when the Company made equity investments in years prior to 2015. The Company corrected for this misstatement in the accompanying Consolidated Statements of Stockholders’ Equity, which resulted in a decrease to additional paid-in capital and an increase to noncontrolling interest of $1.2 million as of December 26, 2015. This correction impacted the respective equity categories in the accompanying consolidated statements of stockholders’ equity and balance sheets for 2016, 2017 and 2018.

2.
In 2016, upon recognition of a gain on sale of Kowon assets, the Company did not properly allocate the portion of the gain attributable to the noncontrolling interest in the amount of $0.1 million. The Company corrected for this misstatement in the accompanying 2016 Consolidated Statement of Operations, which consequently impacts the accompanying Consolidated Statements of Stockholders’ Equity by increasing accumulated deficit and increasing noncontrolling interest for $0.1 million as of December 31, 2016.

3.
In 2018, when the Company liquidated Kowon, it was carrying approximately $1.7 million in cumulative translation adjustments ("CTA") related to Kowon's net assets. Approximately $0.4 million of CTA was correctly reclassified into earnings, however, the remaining $1.3 million was incorrectly reclassified directly to noncontrolling interest to offset cumulative understatement in noncontrolling interest that resulted from the errors noted above. This caused the net loss in the accompanying 2018 Consolidated Statement of Operations to be overstated by $1.3 million, which the Company has corrected in the accompanying Consolidated Statements of Operations.

4.
In addition, in connection with the liquidation of Kowon, the Company understated its distribution to the noncontrolling interest holder in the accompanying 2018 Consolidated Statement of Cash Flows by less than $0.1 million, which the Company has corrected in the accompanying Consolidated Statements of Cash Flows.

The effects of these adjustments on the consolidated statements of stockholders’ equity are as follows:

	Addition Paid-in Capital			Accumulated Deficit			Noncontrolling Interest
	As Previously Reported	Adjustment	As Revised	As Previously Reported	Adjustment	As Revised	As Previously Reported	Adjustment	As Revised
Balance at December 26, 2015	326,558,527	(1,201,482)	325,357,045	(190,608,671)	—	(190,608,671)	(256,096)	1,201,482	945,386
Net (loss) income	—	—	—	(23,434,116)	(134,601)	(23,568,717)	402,971	134,601	537,572
Balance at December 31, 2016	328,524,644	(1,201,482)	327,323,162	(214,042,787)	(134,601)	(214,177,388)	141,957	1,336,083	1,478,040
Balance at December 30, 2017	331,119,340	(1,201,482)	329,917,858	(240,121,901)	(134,601)	(240,256,502)	(719,422)	1,336,083	616,661
Distribution to noncontrolling interest holder	—	—	—	—	—	—	636,978	(1,336,083)	(699,105)
Net (loss) income	—	—	—	(35,869,625)	1,336,083	(34,533,542)	51,050	—	51,050
Balance at December 29, 2018	335,692,879	(1,201,482)	334,491,397	(272,932,143)	1,201,482	(271,730,661)	(149,053)	—	(149,053)

The effects of these adjustments on the consolidated statements of operations are as follows:

	As Previously Reported	Adjustment	As Revised
2018
Foreign currency transaction gains (losses)	(166,829)	1,336,083	1,169,254
2016
Net income attributable to noncontrolling interest	402,971	134,601	537,572
Net loss attributable to Kopin Corporation	(23,434,116)	(134,601)	(23,568,717)
The effects of these adjustments on the consolidated statements of cash flows were as follows:

	As Previously Reported	Adjustment	As Revised
2018
Cash flows from operating activities:
Net loss	(35,818,575)	1,336,083	(34,482,492)
Foreign currency (gains) losses	177,469	(1,273,956)	(1,096,487)
Cash flows from financing activities
Distribution to noncontrolling interest holder	(636,978)	(62,127)	(699,105)
The above referenced adjustments did not impact the consolidated statement of operations for the fiscal year ended December 30, 2017 or the consolidated statements of cash flows for the years ended December 30, 2017 and December 31, 2016.
Although the Company does not believe such misstatements are material to previously issued consolidated financial statements, for comparability purposes, the Company has restated the previously issued financial statements to correct the misstatements.

Form 10-Q for the Quarterly Period Ended June 29, 2019

Note 11. Leases and Commitments
Commitments, page 18

3.
We note the disclosures in this note and in other sections of the filing related to an arrangement to make a capital contribution of approximately $5.1 million. Please revise these discussions in future filings to clearly describe the circumstances surrounding this arrangement, why the capital contribution is required, the counterparties, your obligations under the arrangement and the date by which you are required to fulfill your obligations. Clearly describe the terms of any penalties you may incur as a result of any delays in fulfilling your obligations.

Response 3:

In response to the Staff's comment, we will revise future filings to include additional discussions to clearly describe the circumstances surrounding this arrangement beginning with the Company's Form 10-Q for the fiscal quarter ended September 28, 2019.

The Company entered into an agreement in August 2017 to acquire an approximate 3.5% equity interest in Kunming BOE Display Technology Co., Ltd. ("BOE"), which is located in China, for 35.0 million Chinese Yuan Renminbi (approximately $5.1 million). The purpose of the BOE equity offering is to raise funds to build an Organic Light Emitting Diode ("OLED") manufacturing facility. The Company is currently developing OLED products and its strategy is to use a fabless business model. Accordingly, the Company anticipates using the BOE facility to manufacture its products. The Company's sole obligation under this agreement is to make this capital contribution. The Company has been unable to make the scheduled capital contribution due to Chinese laws, which have restrictions on direct foreign investment. Per the agreement, if Kopin is unable to make the scheduled capital contribution, it may be required to pay damages of 0.05% per day based on the unpaid portion of the capital contribution until the obligation is satisfied. The Company is currently assessing legal alternatives in connection with its investment obligation. The Company has accrued $0.4 million in penalties related to this agreement as of June 29, 2019. The Company and BOE are in discussions with the Chinese authorities and are working together to determine the Company’s legal alternatives or to enable the Company to make the capital contribution.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (508) 870-5959.

Sincerely,

/s/ Richard Sneider

Richard Sneider
Treasurer and Chief Financial Officer